Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

26 August 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	27 July 2009 but 21 August 2008 re: fully paid ordinary Macquarie Group Limited ("MQG") shares and unlisted options over unissued MQG shares ("MQG options").

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in bare trust for Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest.
Date of change	21 August 2009

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/165900_1

No. of securities held prior to change	• 810,365 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited. MQG options held by Nicholas Moore: • 48,334 MQG options exercisable at $32.26 each and expiring on 23 August 2009; • 170,000 MQG options exercisable at $63.34 each and expiring on 1 August 2010; • 160,000 MQG options exercisable at $61.79 each and expiring on 1 August 2011; • 154,400 MQG options exercisable at $71.41 each and expiring on 15 August 2012; and • 243,900 MQG options exercisable at $53.91 each and expiring on 15 August 2013.
Class	• MQG shares; and • MQG options.
Number acquired	48,334 MQG shares allotted to Nicholas Moore.
Number disposed	48,334 MQG options exercised by Nicholas Moore.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MQG options exercisable at $32.26 each.
No. of securities held after change	• 858,699 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited. MQG options held by Nicholas Moore: • 170,000 MQG options exercisable at $63.34 each and expiring on 1 August 2010; • 160,000 MQG options exercisable at $61.79 each and expiring on 1 August 2011; • 154,400 MQG options exercisable at $71.41 each and expiring on 15 August 2012; and • 243,900 MQG options exercisable at $53.91 each and expiring on 15 August 2013.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted on exercise of employee options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 25 August 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	27 July 2009 but 21 August 2008 re: fully paid ordinary Macquarie Group Limited ("MQG") shares and unlisted options over unissued MQG shares ("MQG options").

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in bare trust for Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest.
Date of change	21 August 2009

No. of securities held prior to change	• 810,365 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited. MQG options held by Nicholas Moore: • 48,334 MQG options exercisable at $32.26 each and expiring on 23 August 2009; • 170,000 MQG options exercisable at $63.34 each and expiring on 1 August 2010; • 160,000 MQG options exercisable at $61.79 each and expiring on 1 August 2011; • 154,400 MQG options exercisable at $71.41 each and expiring on 15 August 2012; and • 243,900 MQG options exercisable at $53.91 each and expiring on 15 August 2013.
Class	• MQG shares; and • MQG options.
Number acquired	48,334 MQG shares allotted to Nicholas Moore.
Number disposed	48,334 MQG options exercised by Nicholas Moore.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MQG options exercisable at $32.26 each.
No. of securities held after change	• 858,699 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited. MQG options held by Nicholas Moore: • 170,000 MQG options exercisable at $63.34 each and expiring on 1 August 2010; • 160,000 MQG options exercisable at $61.79 each and expiring on 1 August 2011; • 154,400 MQG options exercisable at $71.41 each and expiring on 15 August 2012; and • 243,900 MQG options exercisable at $53.91 each and expiring on 15 August 2013.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted on exercise of employee options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 25 August 2009

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	10 August 2009 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited fully paid ordinary ("MQG") shares and .

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	19 August 2009 and 21 August 2009
No. of securities held prior to change	• 227,917 MQG shares held by David Clarke; and • 323,150 MQG shares held by Karii Pty Limited.
Class	MQG shares
Number acquired	Nil.
Number disposed	• 45,428 MQG shares disposed of on-market by David Clarke in 19 August 2009; • 132,279 MQG shares disposed of on-market by David Clarke on 21 August 2009; and • 100,784 MQG shares disposed of on-market by Karii Pty Limited on 21 August 2009.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $45.61 per MQG share sold on 19 August 2009; and • $44.58 per MQG share sold on 21 August 2009.
No. of securities held after change	• 50,210 MQG shares held by David Clarke; and • 222,366 MQG shares held by Karii Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Shares disposed of on 19 August 2009 via on-market trade; and • Shares disposed of on 21 August 2009 via on-market trade on maturity of Zero Cost Collar and repayment of associated loan.

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions was amended from 18 August 2009 to 21 August 2009. On 21 August 2009, the following Zero Cost Collar transaction reached maturity and the underlying shares were sold on-market: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 21 August 2009, in respect of those shares; • The Zero Cost Collar transaction between David Clarke and MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 21 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 21 August 2009, in respect of those shares. The following existing Zero Cost Collar transaction remained unchanged: • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.

Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a
Date of change	18 August 2009 and 21 August 2009
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	• $1,133.82 received by David Clarke to extend the maturity date of two ZCCs on 18 August 2009; and • $2,015.68 paid by Karii Pty Limited to extend the maturity date of one ZCC on 18 August 2009.
Interest after change	N/a

Dated: 25 August 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	10 August 2009 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited fully paid ordinary ("MQG") shares and .

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	19 August 2009 and 21 August 2009
No. of securities held prior to change	• 227,917 MQG shares held by David Clarke; and • 323,150 MQG shares held by Karii Pty Limited.
Class	MQG shares
Number acquired	Nil.
Number disposed	• 45,428 MQG shares disposed of on-market by David Clarke in 19 August 2009; • 132,279 MQG shares disposed of on-market by David Clarke on 21 August 2009; and • 100,784 MQG shares disposed of on-market by Karii Pty Limited on 21 August 2009.

cag_cosec_syd_prd/165874_1

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $45.61 per MQG share sold on 19 August 2009; and • $44.58 per MQG share sold on 21 August 2009.
No. of securities held after change	• 50,210 MQG shares held by David Clarke; and • 222,366 MQG shares held by Karii Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Shares disposed of on 19 August 2009 via on-market trade; and • Shares disposed of on 21 August 2009 via on-market trade on maturity of Zero Cost Collar and repayment of associated loan.

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions was amended from 18 August 2009 to 21 August 2009. On 21 August 2009, the following Zero Cost Collar transaction reached maturity and the underlying shares were sold on-market: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 21 August 2009, in respect of those shares; • The Zero Cost Collar transaction between David Clarke and MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 21 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 21 August 2009, in respect of those shares. The following existing Zero Cost Collar transaction remained unchanged: • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.

C:\DOCUME~1\gcable\LOCALS~1\Temp\cag_cosec_syd_prd_165874_1.DOC

Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a
Date of change	18 August 2009 and 21 August 2009
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	• $1,133.82 received by David Clarke to extend the maturity date of two ZCCs on 18 August 2009; and • $2,015.68 paid by Karii Pty Limited to extend the maturity date of one ZCC on 18 August 2009.
Interest after change	N/a

Dated: 25 August 2009

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

24 August 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 21 August 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.004%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 21 August 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,137
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	13,400 @ $32.75 16,501 @ $34.60 7,168 @ $35.28 6,968 @ $36.99 7,100 @ $39.64 5,000 @ $40.81
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 August 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	332,576,353	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	48,400,275	Options over Ordinary Shares at various exercise prices
		1,316,798	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,316,798 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 August 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

21 August 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 July to 31 July 2009

Since the last notification to ASX on 13 June 2009 of the positions as at 30 June 2009:

(a) the following fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 20,000 shares on 13 July 2009;

(b) on 3 July 2009, 750,811 shares were issued at a price of $33.24 pursuant to the Macquarie Group Limited Dividend Reinvestment Plan;

(c) since the last notification to ASX on 13 July 2009 of the positions as at 30 June 2009, the following options have been exercised (converting into one newly issued fully paid share per option):
- 419 options exercisable at $33.58 each and expiring on 8 July 2009 (MQG0266);
- 214,610 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 228,706 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 83,244 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 81,604 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 5,836 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);

- 5,610 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273); and
- 4,500 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275).

Therefore, as at 31 July 2009, the number of issued fully paid ordinary $1.00 shares was 331,312,656.

Since the last notification to ASX on 13 July 2009 of the positions as at 30 June 2009, the following issue of new options has been processed between 1 July 2009 and 31 July 2009:

- 3,000 options exercisable at $30.89 each and expiring on 22 April 2014 (MQG0429);
- 67,000 options exercisable at $36.73 each and expiring 8 July 2014 (MQG0433); and
- 27,000 options exercisable at $39.03 each and expiring on 22 July 2014 (MQG0434).

Since the last notification to ASX on 13 July 2009 of the positions as at 30 June 2009, the following lapses of unexercised options have been processed between 1 July 2009 and 31 July 2009:

- 12,915 options exercisable at $33.58 each and expiring on 8 July 2009 (MQG0266);
- 35,172 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 700 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 2,500 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 4,958 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 5,000 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 2,000 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 16,668 options exercisable at $41.72 each and expiring on 8 February 2010 (MQG0278);
- 5,000 options exercisable at $49.31 each and expiring on 10 January 2010 (MQG0288);
- 41,262 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,668 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);
- 690 options exercisable at $67.85 each and expiring on 22 September

2010 (MQG0313);

- 3,153 options exercisable at $68.24 each and expiring on 8 December 2010 (MQG0321);
- 692 options exercisable at $67.85 each and expiring on 9 January 2011 (MQG0323);
- 1,333 options exercisable at $68.01 each and expiring on 10 April 2011 (MQG0330);
- 2,117 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- 766 options exercisable at $65.12 each and expiring on 8 June 2011 (MQG0335);
- 16,665 options exercisable at $62.75 each and expiring on 22 July 2011 (MQG0338);
- 65,429 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 1,333 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 1,333 options exercisable at $73.31 each and expiring on 8 November 2011 (MQG0353);
- 1,678 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 2,667 options exercisable at $79.33 each and expiring on 22 January 2012 (MQG0359);
- 2,667 options exercisable at $83.55 each and expiring on 22 February 2012 (MQG0361);
- 1,607 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 56,584 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 3,000 options exercisable at $51.34 each and expiring on 10 September 2012 (MQG0397);
- 65,250 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 7,533 options exercisable at $53.91 each and expiring on 8 September 2013 (MQG0410);
- 500 options exercisable at $53.91 and expiring on 22 September 2013 (MQG0412);
- 8,000 options exercisable at $36.20 and expiring on 8 October 2013 (MQG0415);
- 1,202 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416);

- 15,000 options exercisable at $28.48 and expiring on 8 December 2013 (MQG0420); and
- 6,668 options exercisable at $17.10 and expiring on 9 March 2014 (MQG0426).

The number of options on issue at 31 July 2009 was 49,481,086 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0268	472,165	$32.75	09/08/2009
MQG0269	458,241	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	227,952	$34.60	08/09/2009
MQG0272	57,942	$35.28	22/09/2009
MQG0273	69,244	$36.99	08/10/2009
MQG0274	19,867	$39.64	22/10/2009
MQG0275	37,520	$40.81	08/11/2009
MQG0276	22,400	$32.75	08/11/2009
MQG0278	6,918	$41.72	22/11/2009
MQG0279	46,835	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	5,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	50,975	$49.31	08/02/2010
MQG0289	3,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	39,877	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	22,500	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	35,979	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,847,155	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	55,431	$63.33	22/08/2010
MQG0309	38,698	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	47,691	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	45,252	$66.92	08/11/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,972	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	09/01/2011
MQG0324	25,151	$70.47	23/01/2011
MQG0325	61,478	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	58,334	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	68,835	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	64,407	$70.21	08/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,671,329	$61.79	01/08/2011
MQG0340	23,167	$61.79	08/08/2011
MQG0341	70,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	58,102	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	164,286	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	3,060	$61.79	09/10/2011
MQG0349	77,666	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	31,333	$72.17	23/10/2011
MQG0353	54,915	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	18,565	$71.92	08/12/2011
MQG0357	50,652	$75.57	22/12/2011
MQG0358	13,333	$78.24	08/01/2012
MQG0359	58,333	$79.33	22/01/2012
MQG0360	38,971	$82.57	08/02/2012
MQG0361	7,483	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0366	35,641	$85.30	10/04/2012
MQG0367	214,847	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	81,853	$89.76	08/05/2012
MQG0372	89,318	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	84,498	$87.18	09/07/2012
MQG0377	49,130	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,295,484	$71.41	15/08/2012
MQG0380	52,342	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	107,498	$76.69	24/09/2012
MQG0386	2,000	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	69,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	350,129	$79.38	10/12/2012
MQG0391	51,608	$74.30	24/12/2012
MQG0392	54,556	$72.27	08/01/2013
MQG0393	133,365	$64.40	22/01/2013
MQG0394	170,960	$63.74	08/02/2013
MQG0395	44,316	$54.69	22/02/2013
MQG0396	74,896	$47.79	10/03/2013
MQG0397	65,538	$51.34	25/03/2013
MQG0398	145,897	$56.79	08/04/2013
MQG0399	47,069	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	80,669	$52.89	10/06/2013
MQG0403	28,000	$48.78	23/06/2013
MQG0404	50,471	$47.29	08/07/2013
MQG0405	53,435	$47.29	22/07/2013
MQG0406	53,212	$51.01	08/08/2013
MQG0407	16,176,403	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	124,409	$48.61	22/08/2013
MQG0410	25,728	$53.91	08/09/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0411	153,000	$45.35	08/09/2013
MQG0412	116,216	$53.91	22/09/2013
MQG0413	152,769	$33.49	22/09/2013
MQG0414	89,718	$53.91	08/10/2013
MQG0415	108,425	$36.20	08/10/2013
MQG0416	160,827	$53.91	22/10/2013
MQG0417	71,654	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	45,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	28,332	$17.10	09/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	134,000	$29.41	08/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
MQG0431	3,000	$36.87	09/06/2014
MQG0432	21,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	08/07/2009
MQG0434	27,000	$39.03	22/07/2009
	49,481,086		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	141,884
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	129,014 @ $32.26 2,000 @ $32.75 8,202 @ $34.60 1,000 @ $35.28 1,668 @ $41.72
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 August 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	332,520,216	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	48,460,024	Options over Ordinary Shares at various exercise prices
		1,316,798	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,316,798 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 August 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,111
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	13,937 @ $32.26 1,600 @ $34.60 1,500 @ $36.99 440 @ $39.64 4,168 @ $40.81 1,466 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	21,645 Shares issued on exercise of employee options. 1,466 Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 August 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	332,378,332	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	48,602,492	Options over Ordinary Shares at various exercise prices
		1,316,798	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,316,798 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 August 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**W Richard Sheppard**
Name of Company:	**Macquarie Bank Limited** **A.B.N 46 008 583 542**
Date of last notification to ASX:	6 August 2009 – refer ASX Appendix 3Y
Date director's interest changed:	6 August 2009, 7 August 2009, 11 August 2009, 13 August 2009 and 17 August 2009.

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** Macquarie Wrap Cash Account Units **Number of securities:** 309,412.26 as at 17 August 2009	418,958.54 units held as at 31 July 2009 • 3,618.33 units disposed of on 6 August 2009 due to portfolio management fees; • 1,930.19 units acquired on 7 August 2009 due to an income distribution; • 50,010.75 units disposed of on 11 August 2009 due to a listed equity purchase; • 49,597.39 units disposed of on 13 August 2009 due to a listed equity purchase; and • 8,250 units disposed of on 17 August 2009 due to a listed equity purchase. 309,412.26 units held as at 17 August 2009.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:

N/A

Sign here: [signature] Date: 18/8/09 Director

Note: Notices for Mr Sheppard were previously lodged under ASX listing rule 3.19A. As an ASX Debt Listing, listing rule 3.19A does not apply to Macquarie Bank Limited and this lodgement is being made pursuant to section 205G of the Corporations Act.

18 August 2009

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/ Media Release

MACQUARIE GROUP TO ACQUIRE DELAWARE INVESTMENTS

- **Leading US diversified asset management firm with over $US125 billion in assets under management**
- **Acquisition provides Macquarie with a highly regarded team of investment management professionals, attractive product suite and broader access to the world's largest capital market**
- **Acquisition is consistent with Macquarie's strategy to develop a global asset management capability**
- **Management team has a demonstrated track record of fiduciary excellence and strong performance through the addition of new teams and products**
- **Delaware's and Macquarie's investment capabilities and processes to remain in place**
- **Macquarie to support Delaware with additional funding, new products and access to Macquarie's global distribution network to support further growth**
- **Delaware to continue its existing management of Lincoln Financial's general account insurance assets under a long-term contract**

NEW YORK, AUGUST 19, 2009 — Macquarie Group ("Macquarie") (ASX: MQG) today announced that it has entered into an agreement to acquire Delaware Investments ("Delaware"), a leading US-based diversified asset management firm, from Lincoln Financial Group ("Lincoln Financial") (NYSE: LNC) for $US428 ($A516) million, subject to certain closing adjustments.

Upon completion of the transaction, the combined assets under management (AUM) of Macquarie and Delaware are expected to be over $US300 ($A361) billion.

The acquisition is consistent with Macquarie's strategy to develop a global asset management capability through building a highly regarded team of investment

professionals, offering an attractive suite of investment products and gaining broader access to the world's largest capital market.

Delaware is a well-respected, US-based diversified asset management firm with over $US125 ($A150) billion in AUM (as of June 30, 2009). Delaware provides investment services to retail and institutional investors through a broad range of managed accounts, separate accounts, mutual funds, retirement accounts, sub-advised funds, and other investment products. Founded in 1929, Delaware is one of the oldest asset management firms in the United States. Headquartered in Philadelphia and with additional investment teams in San Francisco and Boston, Delaware employs approximately 580 people. *(See accompanying factsheet for further information)*

Delaware will remain headquartered in Philadelphia with its team of investment management professionals continuing to serve their clients under the same investment processes. Delaware clients will be offered opportunities to invest in new products with access to Macquarie's investment strategies, notably in real assets, global fixed income and alternatives. Macquarie clients across its global network will be offered investment solutions involving Delaware's investment strategies, in structures designed specifically for them. Macquarie will also provide additional funding to support Delaware's growth through continued investment in operations, distribution and commitment to expanding its multi-boutique approach.

Shemara Wikramanayake, Global Head of Macquarie Funds Group, said: "Macquarie has a long and successful history in asset management. Since 1980 our asset management activities have grown both organically and through the addition of specialist asset management teams. From that strong base and given current opportunities in the market, we feel now is an ideal time to expand our reach and offering as an asset manager."

"We have a high regard for the Delaware team and are delighted to have them join us. Delaware will form a key element of Macquarie Funds Group's offering to our clients globally and will significantly enhance our existing North American asset management activities," said Ms Wikramanayake.

Ms Wikramanayake said that given the distinct nature of Delaware and Macquarie's asset management businesses, it will be business as usual for Macquarie's existing clients.

"The acquisition of Delaware is a demonstration to our clients of the ongoing commitment we have to developing a global asset management capability with significant scale, product depth, research and investment capacity," added Ms Wikramanayake.

Macquarie Funds Group (MFG), the asset management arm of Macquarie Group, is a full service global fund manager with over 25 years experience and offers a range of investments for both retail and institutional investors across a variety of asset classes including fixed income, cash, currencies, equities, commodities, emerging markets, listed infrastructure and listed real estate as well as private equity and hedge fund of funds. MFG employs over 600 staff across 19 locations globally with AUM of approximately $US67 ($A80) billion* as of July 31, 2009. *(See accompanying factsheet for further information)*

Delaware President, Patrick Coyne, and his management team will continue to run Delaware. Mr Coyne will report to Ben Bruck, an Executive Director of Macquarie Funds Group and head of Macquarie's Affiliated Managers Division, who will relocate to Philadelphia.

Patrick Coyne, President of Delaware Investments, said: "We are very excited about the opportunities this transaction presents. Like Delaware, Macquarie is firmly committed to both the institutional and retail asset management business."

Mr Coyne said that importantly, Delaware clients will see consistency and continuity in the way their investments are managed.

"Macquarie is the perfect partner for us. They are strong supporters of Delaware's investment teams and their processes, our management team and our multi-boutique structure. Macquarie's desire to invest in and grow our product and distribution capabilities will be well received by our clients and our people."

---

* Includes the Macquarie Cash Management Trust, which is a product of Macquarie's Banking and Financial Services Group that is managed by MFG, and the AUM of affiliates

Ben Bruck, Executive Director, Macquarie Funds Group, said: "Delaware's US-based expertise substantially complements Macquarie's global asset management activities. Macquarie plans to offer its clients Delaware's investment strategies through its global network. We will also explore opportunities to offer Macquarie's global strategies and products to US clients through Delaware, most notably in real assets, global fixed income and alternatives."

Mr Bruck said that one of the key things that attracts Macquarie to Delaware is its record of attracting, supporting and developing new teams and capabilities.

"Delaware's approach is closely aligned with Macquarie's – one that is committed to growing assets under management by supporting best-in-class investment professionals and adding new investment teams to deliver superior results for investors. We have also been particularly impressed with Delaware's long-standing record of fiduciary excellence and true-to-label commitment to its clients," added Mr Bruck.

Transaction Terms and Timing

As part of the transaction, Delaware will continue managing Lincoln Financial general account insurance assets under a long-term contract on financial terms similar to current arrangements as well as provide additional sub-advisory services.

Macquarie expects to pay Lincoln Financial approximately $US428 ($A516) million in cash to acquire the business and assets of Delaware, subject to a purchase price adjustment at closing based on any change in net assets.

The transaction will be funded by Macquarie Bank Limited (MBL). MBL's Tier 1 capital ratio is anticipated to decrease by approximately 1.2% as a result of the transaction. The transaction is expected to close around the end of 2009 and is subject to regulatory approvals and other customary closing conditions.

Macquarie Capital (USA) Inc. served as financial advisor and Weil, Gotshal & Manges LLP provided legal counsel to Macquarie Group in relation to the transaction.

About Macquarie Funds Group

Macquarie Funds Group is a full service fund manager with over 25 years experience. It offers a diverse range of products including managed funds across a wide range of asset classes, funds-based structured products, hedge funds and fund of funds.

Macquarie Funds Group has a global reach with a team of over 600 staff across 19 global locations. As at July 31, 2009, Macquarie Funds Group had approximately $US67 ($A80) billion in funds under management.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts globally on behalf of institutional, corporate and retail clients and counterparties.

Macquarie Group Limited is listed in Australia (ASX: MQG) and is regulated by APRA, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorized deposit taker. Macquarie's approach to risk management is long-standing. Strong risk management practices are embedded in business unit management with central oversight of credit, market, funding, compliance and operational risk. These, together with committed, quality staff are key drivers of Macquarie's success.

Founded in 1969, Macquarie operates in more than 70 office locations in 26 countries. Macquarie employs approximately 12,500 people and has assets under management of over $US190 billion ($A229 billion) (as of July 31, 2009).

For further information, please contact:

Investor enquiries
Stuart Green
Investor Relations
Macquarie Group
Tel: +61 2 8232 8845

Media enquiries
Alex Doughty
Corporate Communications New York
Macquarie Group
Tel: +1 212 231 1310

Paula Hannaford
Corporate Communications Sydney
Macquarie Group
Tel: +61 2 8232 4102

Attachments

- Factsheet – Delaware Investments
- Factsheet – Macquarie Group & Macquarie Funds Group

POWERED BY RESEARCH® as of June 30, 2009

Delaware Investments®

A member of Lincoln Financial Group

Fact sheet

Delaware Investments provides world-class asset management services and solutions for a wide range of institutional and individual investors. Today's Delaware Investments is more dynamic than ever before, managing assets across all major asset classes for a broad array of investors, including institutions, pension funds, 401(k)/defined contribution plans, endowments, foundations, corporations, and high-net-worth individuals.

Delaware Investments manages more than $120 billion in assets as of June 30, 2009, offering a broad range of products and investment services across five major asset classes – value, growth, core, and international equity, as well as fixed income. Our team-based, research-driven approach to investing is guided by the expertise of 156 investment professionals. Assets are managed by teams in Boston, Fort Wayne, Greensboro, Philadelphia, and San Francisco.

With a strong focus on performance, research, and client service, the Delaware Investments vision is to be recognized as a world-class asset management company, helping people and organizations achieve their financial aspirations. Our executive management works hard to attract and retain top talent. Our client service team strives to deliver world-class service. And our investment professionals employ vigorous proprietary research that provides a dynamic perspective of a company or specific sector.

Quick facts

Headquartered in Philadelphia, Pa.

583 employees

$126.7 billion assets under management

Broad spectrum of asset management

History

1929 Delaware Investments predecessor firm is founded

1938 Delaware Investments introduces its first mutual fund

1970 Begin managing fixed income strategies

1972 Institutional separate account management is established

1974 Taft-Hartley business is established

1990 International/global capabilities are established

1995 Delaware Investments joins Lincoln Financial Group

2000 Begin decade of broadening investment capabilities

2007 Ireland–based UCITS funds are launched

Staff

156 Investment professionals, 583 total employees



47 Portfolio managers
72 Research analysts
26 Traders
11 Quantitative analysts

DelawareFS-09Q2 (4827)

Fact sheet

as of June 30, 2009

Investment teams

Growth equities
($10.6 billion)
Emerging Growth team *(Philadelphia)*
Focus Growth team *(San Francisco)*

Core equities
($2.5 billion)
Core team *(Philadelphia)*

Global / International equities
($8.9 billion)
Emerging Markets team *(Boston)*
International Value Equity team *(Boston)*
REIT team *(Philadelphia)*

Value equities
($6.8 billion)
Large Cap Value team *(Philadelphia)*
REIT team *(Philadelphia)*
Small, Mid Cap Value team *(Philadelphia)*
Strategic Value team *(Philadelphia)*

Fixed income securities
($97.9 billion)
Fixed Income team *(Philadelphia)*

Assets $126.7 billion under management*

By client type ($ billions)



$25.3 (20.0%)
$32.6 (25.7%)
$68.8 (54.3%)
Institutional
Retail
Insurance

By asset class ($ billions)



$96.8 (76.4%)
$19.9 (15.7%)
$1.1 (0.9%)
$8.9 (7.0%)
U.S. fixed income
U.S. equity
International fixed income
International equity

*Includes $0.4 million in assets under model management. $8.8 billion is currently sub-advised by other managers. $7.0 billion of the international assets is currently sub-advised by Mondrian Investment Partners Limited (formerly Delaware International Advisers Ltd.).

Product matrix

	Total	Equity	Fixed Income	Asset Allocation (balanced)
Retail mutual funds—Delaware funds	44	19	21	4
Institutional strategies	37	23	14	
Managed Accounts portfolios	17	16	1	
Delaware Pooled® Trust portfolios	17	11	6	
Delaware variable insurance funds	13	9	4	
Delaware closed-end funds	7		4	3
Retail mutual funds—Optimum funds	6	5	1	
UCITS funds	5	5		

Delaware Investments • 2005 Market Street • Philadelphia, Pennsylvania 19103

About Macquarie

MACQUARIE GROUP

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie acts on behalf of institutions, corporate and retail clients and counterparties around the world.

Founded in 1969, Macquarie operates in more than 70 office locations in 26 countries and employs more than 12,500 people (as at June 30, 2009). Assets under management of over $US190 billion ($A229 billion) (as at July 31, 2009). Macquarie Group Limited is listed in Australia (ASX: MQG) and is regulated by APRA, the Australian banking regulator, and is the owner of Macquarie Bank Limited, an authorized deposit taker.

In the Americas, Macquarie has a significant and expanding presence, having been active in the region for over a decade. Today, Macquarie has more than 1,900 professionals in offices in 25 North American locations.

MACQUARIE ASSET MANAGEMENT

MACQUARIE FUNDS GROUP

* Fixed Income
* Listed Equities
* Infrastructure Securities
* Real Estate Securities
* Fund of Hedge Funds
* Fund of Private Equity Funds
* Commodities
* Structured Products

MACQUARIE CAPITAL FUNDS

* Infrastructure
* Real Estate
* Private Equity



AUM
$US190bn*

* Total AUM for all Macquarie Groups

MACQUARIE FUNDS GROUP

Macquarie Funds Group (MFG), the asset management arm of Macquarie Group, is a full service global fund manager with over 25 years experience. MFG has over 600 specialist staff located in 19 locations globally.

MFG provides the best of an institutional environment combined with the best of a boutique environment. Asset managers are encouraged and provided with the freedom to develop innovative products and deliver strong performance.



London
Zurich
Tokyo
Hong Kong
Taipei
Kuala Lumpur
Singapore
Perth
Brisbane
Sydney
Melbourne
Los Angeles
Carlsbad
Boston
New York

PORTFOLIO MANAGEMENT TEAM
DISTRIBUTION TEAM

HIGHLIGHTS

* $US67 ($A80) billion* in funds under management (as at July 31, 2009)
* Long, successful history of innovation in asset management
* Macquarie is the 3rd largest asset manager in Australia
* Distribution capabilities throughout Australia, Europe, Asia and the Americas
* Strong risk management, world class operating platform
* Global sales, marketing and brand support

MFG AUM (JULY 31, 2009)	$USbn
FIXED INCOME	48.8
LISTED EQUITIES	5.7
REAL ESTATE SECURITIES	1.3
INFRASTRUCTURE SECURITIES	1.8
FUND OF FUNDS	1.3
STRUCTURED PRODUCTS	5.4
AFFILIATES	2.3
TOTAL	$US 66.6

* Includes the Macquarie Cash Management Trust, which is a product of Macquarie's Banking and Financial Services Group that is managed by MFG, and the AUM of affiliates

AUM Breakdown by Geography*



Asia
3%
North America
21%
Middle East
1%
Europe
7%
Australia
68%

* Excludes money market funds and funds based structured products; figures are approximate

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	51,399
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,025 @ $31.99 22,206 @ $32.26 1,000 @ $32.75 7,834 @ $34.60 2,000 @ $35.28 15,668 @ $36.99 500 @ $40.81 250 @ $41.72 916 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	50,483 Shares issued on exercise of employee options. 916 Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 August 2009

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
332,355,221	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
48,615,648	Options over Ordinary Shares at various exercise prices
1,318,264	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,318,264 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 August 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==